FILED PURSUANT TO RULE 424 (B)(3)
REGISTRATION NO: 333-129651

WELLS TIMBERLAND REIT, INC.

SUPPLEMENT NO. 2 DATED JULY 13, 2007

TO THE PROSPECTUS DATED APRIL 23, 2007

This document supplements, and should be read in conjunction with our prospectus dated April 23, 2007, as supplemented by Supplement No. 1 dated May 25, 2007, relating to our offering of 85,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our initial public offering;

•	changes to the composition of our board of directors;

•	changes to the suitability standards for investors in the states of Iowa and Michigan;

•	a clarification regarding the conduct of harvesting activities on our proposed timberland properties;

•	a clarification concerning our advisor’s obligation to maintain its initial investment in us;

•	a clarification regarding payments to the holder of the special units;

•	a clarification regarding our borrowing limitations; and

•	a clarification regarding our automatic investment plan.

Status of Our Initial Public Offering

As of July 11, 2007, excluding shares purchased by our executive officers, directors and our advisor and its affiliates, we had received and accepted subscriptions in our offering for 234,477 shares of common stock, or $ 2,332,845, thereby exceeding the minimum offering. Having raised the minimum offering, the offering proceeds were released by the escrow agent to us and are available for the acquisition of properties and the other purposes disclosed in the prospectus. As of July 13, 2007, we had received and accepted subscriptions in our offering for 318,468 shares of common stock, or $3,098,845, including shares sold to our executive officers, directors and our advisor and its affiliates.

Changes to the Composition of Our Board of Directors

On June 22, 2007, we accepted the resignations of Leo F. Wells, III and Douglas P. Williams as directors. We had no disagreements with Messrs. Wells and Williams. Mr. Wells will continue to serve as our President, and Mr. Williams will continue to serve as our Executive Vice President, Secretary and Treasurer.

Also on June 22, 2007, following the acceptance of Messrs. Wells’ and Williams’ resignations, our board of directors reduced the size of our board of directors by one director, and elected Jess E. Jarratt to fill the remaining vacancy. Since March 2007, Mr. Jarratt has served as Senior Vice President of Wells Capital and as the President of Wells TIMO. For more information regarding Mr. Jarratt, see the section of our prospectus entitled “Management – Our Sponsor.”

Suitability Standards

Investors who reside in the state of Iowa must have either (1) a net worth of at least $250,000 or (2) a net annual income of at least $70,000 and net worth of at least $70,000. In addition, investors from the state of Iowa may not invest more than 10% of their liquid net worth in us.

Investors who reside in the state of Michigan must have either (1) a net worth of at least $225,000 or (2) an annual gross income of $60,000 and a net worth of $60,000. In addition, investors from the state of Michigan may not invest more than 10% of their net worth in direct participation programs.

Harvesting Activities

Neither we, nor any of our affiliates will conduct harvesting activities on our timberland properties. All harvesting activities will be carried out by third parties pursuant to supply, or similar, agreements with us.

Our Advisor’s Initial Investment in Us

Our advisor will maintain its initial investment in us so long as it remains our advisor. In the event that our advisor ceases to be our advisor, it will sell its initial investment in us to the successor advisor.

Special Units

In the event of a termination of the advisory agreement (other than for “cause” as defined in the advisory agreement), the holder of the special units will receive a one time payment in the amount that would have been distributed with respect to the special units if Wells Timberland OP sold all of its real property assets for their then fair market values as determined by an appraisal.

Borrowing Limitations

We will not borrow or issue preferred stock in excess of our net assets limitation (described in “Business and Policies – Borrowing Policies”), which is generally expected to approximate 75% of the cost of our properties before noncash reserves and depreciation, unless approved by a majority of our independent directors.

Automatic Investment Plan

Investors that reside in the state of Ohio may not participate in our automatic investment plan.

2